FRANKLIN LAKE RESOURCES INC.
172 Starlite Street, South San Francisco, CA 94080
TEL 650-588-0425 FAX 650-273-1061 E-MAIL info@franklinlake.com

                                            May 7, 2007

Karl Hiller, Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington DC 20549-7010

via fax 202-772-9368 (letter only)
and First Class Mail

Re Your letter dated March 28, 2007

Dear Mr. Hiller:

In response to your letter referred to above, we are responding by numbered paragraphs corresponding to your numbered comments.

We are also sending you a red-lined proposed Amendment No. 1 to our Annual Report on Form 10-KSB for the Fiscal Year Ended October 31, 2006, and a red-lined proposed
Amendment No. 1 to our Quarterly Report on Form 10-QSB for our [first] Fiscal Quarter
Ended January 31, 2007 (together, "Amended Reports").

Audit Opinion, page F-1

1	SEC STAFF COMMENT

We note that your auditors have not audited the inception-to-date information, covering the period from May 23, 1986 (inception) through October 31, 2002 in rendering their opinion. Generally, we would expect all periods covered within the cumulative data to be audited. If this is not feasible, you may revise your financial statements to identify the all cumulative data as unaudited. Please contact us by telephone if you require further clarification.

RESPONSE

Franklin Lake Resources Inc. ("Company" or "we") was originally incorporated in
Canada on May 23, 1986, and was redomiciled or continued to the United States as

Mr. Karl Hiller
May 7, 2007

a Nevada corporation, effective November 1, 2001. As a Canadian corporation, we were audited by various Canadian chartered accountants, and since moving to the U.S., we have been audited by certified public accountants. The Sarbanes-
Oxley Act of 2002 imposed the new requirement that our auditor must be regis-
tered with the PCAOB. That rule first applied to our financial statements for the fiscal year ended October 31, 2003. The CPA who audited our financial statements for the prior fiscal year, apparently under a misunderstanding as to his situation, informed us that he would be duly registered and qualified to perform our audit for
2003. It later turned out that he was not qualified and we had to retain a second auditor. During that time, we had several discussions with various persons in the
Division of Corporate Finance and we were informed that, for the period of time prior to 2003, our financial statements would be deemed unaudited and that they should be clearly so identified. Our statement of operations, statement of stock-
holders' equity (deficiency), and statement of cash flow for 2003 were reviewed by the persons on the staff we had been working with and have been presented in the same manner each year since then. We do not believe it is feasible to do any more.

Balance Sheet, page F-2

2	SEC STAFF COMMENT

We note that you have report an amount of $25,000 associated with water rights on your balance sheet. Please expand your disclosures to include a description of your water rights, including the origin of the rights and their intended use. Further, tell us whether you have accounted for the rights as tangible or intangible assets.

RESPONSE

In Nevada, a property owner does not have an unlimited right to draw water from a well on his property. To draw water for commercial use generally requires a property owner to purchase additional rights from other property owners. The
$25,000 shown as water rights on the Company balance sheet as of October 31,
2006, represents the purchase price for 10 acre feet of water, that is, the right to draw 10 acre feet of water annually from a well on the property. The purchase agreement, dated May19, 2006, provided that the Company would make a down payment of $6,250 (25 percent of the total price) and would pay the balance after
January 2, 2007. Thus, the balance sheet at October 31, 2006, showed water rights as an asset with a value of $25,000, and a liability for the balance due of

Mr. Karl Hiller

May 7, 2007

$18,750 (included in Accounts Payable and Accrued Liabilities).

The water rights are deemed to be an intangible asset, and, as such, they are subject to an annual impairment test. As of October 31, 2006, the Company reviewed the value of the water rights and determined that there had been no impairment.

After the end of the fiscal year, the Company determined that it would not need all 10 acre feet of water for at least its first few years of its operations, and the seller agreed to revise the contract. They entered into an amendment dated December 27, 2006, under which the Company would purchase only 2 acre feet of water, and the $6,250 already paid would be the full purchase price. A quitclaim deed for the water rights was recorded in Nye County, Nevada, on January 11, 2007. Thus, the balance sheet at January 31, 2007, showed water rights as an asset with a value of $6,250, and no related liability.

3	SEC STAFF COMMENT

Please revise the amount in your balance sheet labeled as 'Accumulated Deficit' to
"Deficit Accumulated during the Development State,' in accordance with paragraph
11(a) of SFAS 7.

RESPONSE

This change will be made.

Statement of Operations, page F-3

4	SEC STAFF COMMENT

We note that you have recorded a gain on the sale of property and equipment in 2006 of $21,587. Further, we understand from your disclosure in Note 3 that the purchaser of the property and equipment has agreed to lease the equipment back to you for a nominal amount.  Please tell us how you have considered the guidance of SFAS 28 in re-cording the gain on your sale of the equipment.

RESPONSE

SFAS 28 requires that a gain on the sale of property under a sale-leaseback transaction

Mr. Karl Hiller
May 7, 2007

be deferred and amortized over the life of the lease. Management elected to recognize all the gain on this sale at the time the transaction was recorded. If the provisions of SFAS
28 had been followed, the resulting gain would be amortized over the two years remaining on the lease. Management determined the net effect of amortization of the gain versus recognition of the gain in the current year would be immaterial to the financial statements.
Therefore, we concluded there does not need to be an adjustment in reporting the gain.

Note 6 -- Stock Options and Warrants, page F-13

5	SEC STAFF COMMENT

Please provide the pro forma disclosures required by paragraph 45(c) of SFAS
123, or tell us why you believe this guidance does not apply to you.

RESPONSE

The pro forma disclosures required by Paragraph 45(c) of SFAS do apply. We have made corrections to our footnote disclosures in the Form 10-KSB for the fiscal year ended October 31, 2006 (see draft form of 10-KSB). We have also restated our interim financial statements for the fiscal quarter ended January 31, 2007, to reflect the correct stock compensation expense for the quarter, and to make the required footnote disclosures in our interim financial statements (see draft form of Form 10-QSB).

Exhibits

6	SEC STAFF COMMENT

We note that the wording of your certificates does not conform to the wording required by Section 302 of the Sarbanes Oxley Act. Please refer to Item 601(b)(31)
for the correct wording of these certifications. Please file the correctly worded certifications in an amendment to your filing.

RESPONSE

We have prepared revised certifications with the correct wording.

Form 10-QSB for the Interim Period Ended January 31, 2007
(inadvertently stated as January 1, 2007 in your letter)

Mr. Karl Hiller
May 7, 2007

General

7	SEC STAFF COMMENT

Certain comments written on your annual report on Form 10-KSB also pertain to your Form 10-QSB for the interim period ended January 1, 2007 (should be
January 31, 2007). Please make corresponding changes to this document.

RESPONSE

We believe SEC Staff Comments 1, 2, 3, 5, and 6 with respect to our Form 10-
KSB also apply to our Form 10-QSB, and we believe that our Responses to such
Comments with respect to our Form 10-KSB also apply to our Form 10-QSB and that no further response is required.

Balance Sheet, page 2

8	SEC STAFF COMMENT

We note that your water rights account on your balance sheet was reduced during the interim period ended January 31, 2007. Please explain to us what occurred during the period that resulted in the reduction of the account balance.

RESPONSE

See Response to SEC Staff Comment 2 above. We believe such Response applies equally to this Comment and that no further response is required.

Statement of Cash Flows, page 4

9	SEC STAFF COMMENT

Please present a cumulative from inception statement of cash flows as required by paragraph 11a of SFAS 7.

RESPONSE

This statement will be included in our amended Form 10-KSB and in our

Mr. Karl Hiller
May 7, 2007

amended Form 10-QSB.

Note 2 -- Significant Accounting Policies, page 5

(g) Stock Based Compensation, page 6

10	SEC STAFF COMMENT

We note your accounting policy note disclosure in which you state that you follow APB 25 and related interpretations to account for employee stock options. Please note SFAS 123R superseded APB 25m and you were required to adopt this new standard as of November 1, 2006. Please revise your interim financial statements to reflect the adoption of SFAS 123R.

RESPONSE

Our interim financial statements will be revised to reflect the adoption of SFAS
123R and will be included in our amended Form 10-QSB.

Closing Comments

No response required.

If you need further information, please let me know, or you may contact Peter Boyle, our legal counsel (office 650-588-0425 / cell 415-717-8273

Sincerely,

/s/ Father Gregory Ofiesh
Father Gregory Ofiesh
President & CEO

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letter to SEC 050707